Exhibit 10(n)

Form of Restricted Stock Unit Award Notice

[DATE]

Dear _____:

Congratulations! On _____, you were granted McDonald's restricted stock units ("RSUs"). You received this grant in recognition of your significant contributions to McDonald's long-term success. Below are details concerning the vesting of your RSU grant.

Your RSU grant is for _____ units, each representing a share of McDonald's stock. Subject to the terms of the grant, as described in the enclosed materials, your RSUs will vest on _____ [IF APPLICABLE:, if the Company's Performance Period EPS as compared to the Base Period EPS (as such terms are described on the enclosed Payout Schedule) represents a compounded annual growth rate ("CAGR") of _____ % or more. If the CAGR is a positive value less than _____%, a portion of your RSUs will vest. The enclosed Payout Schedule shows what percentage of your RSUs may vest, based on the CAGR achieved during the vesting period. The Payout Schedule also shows the diluted earnings per share ("EPS") corresponding to each of the indicated CAGR levels].

Upon vesting any RSUs will be distributed in either cash or shares of McDonald's stock, at the Company's discretion.

Once again, thank you for your leadership.

Best regards,

Corporate Executive Vice President, Human Resources